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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 1)


                   Under the Securities Exchange Act of 1934*

                             Syntroleum Corporation
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                                (Name of Issuer)

                    Common stock, par value $ 0.01 per share
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                         (Title of Class of Securities)

                                  871630 10 9
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                                 (CUSIP Number)

                                Kenneth L. Agee
                             Syntroleum Corporation
                               1350 South Boulder
                                   Suite 1100
                           Tulsa, Oklahoma 74119-3295
                                 (918) 592-7900

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                August 18, 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7(b) for other parties to whom copies are to be sent.
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AMENDMENT NO. 1 TO SCHEDULE 13D.

Kenneth L. Agee ("Mr. Agee") hereby amends and supplements his statement on
Schedule 13D, as originally filed by Mr. Agee on August 17, 1998 (the "Original Statement"), with respect to the common stock, par value $.01 per share (the "Common Stock"), of Syntroleum Corporation, a Kansas corporation. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Statement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 to the Schedule 13D is hereby amended and supplemented as follows:

          On August 18, 1998, Mr. Agee entered into an agreement (the "J. P. Morgan Agreement") with J. P. Morgan Securities Inc. ("J. P. Morgan") with respect to a margin account. On August 24, 1998, Mr. Agee deposited 257,980 shares of Common Stock (the "J. P. Morgan Margin Shares") with J. P. Morgan as security for a margin loan. The J. P. Morgan Agreement provides that J. P. Morgan has a general lien on the J. P. Morgan Margin Shares for the discharge of all obligations of Mr. Agee to J. P. Morgan. Pursuant to the J. P. Morgan Agreement and subject to applicable law, J. P. Morgan may sell any or all of the J. P. Morgan Margin Shares without notice to Mr. Agee, whenever, in J. P. Morgan's judgment, it is necessary for its protection. A form of the J. P. Morgan Agreement is filed as Exhibit D hereto and is incorporated herein by reference.

          On August 14, 1998, Mr. Agee entered into an agreement (the "A. G. Edwards Agreement") with A. G. Edwards & Sons, Inc. ("A. G. Edwards") with respect to a margin account. On August 18, 1998, Mr. Agee deposited 64,495 shares of Common Stock (the "A. G. Edwards Margin Shares") with A. G. Edwards as security for a margin loan. The A. G. Edwards Agreement provides that A. G. Edwards has a general lien on the A. G. Edwards Margin Shares for the discharge of all obligations of Mr. Agee to A. G. Edwards. Pursuant to the A. G. Edwards Agreement and subject to applicable law, A. G. Edwards may sell any or all of the A. G. Edwards Margin Shares without notice to Mr. Agee, whenever, in A. G. Edwards' judgment, it is necessary for its protection. A form of the A. G. Edwards Agreement is filed as Exhibit E hereto and is incorporated herein by reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit D J.P. Morgan Accounts - General Terms for Accounts and Services - Account Agreements

          Exhibit E  Total Asset Account Agreement

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          After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date:  October 8, 1998.

                                             /s/ Kenneth L. Agee
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                                             Kenneth L. Agee

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